Exhibit 12.1

PANAMSAT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	Year Ended December 31,					9 Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Income (loss) before income taxes	$226,364	$228,358	$54,166	$113,398	$134,542	$110,864	$(193,133)

ADD: Fixed Charges:
Capitalized Interest	60,700	56,100	23,300	27,297	13,897	11,306	4,250
Interest expense (including amortization of debt issuance costs)	115,202	135,005	124,653	157,631	156,925	117,727	129,292
Rentals (1/3)(a)	1,099	1,698	2,564	2,225	1,974	1,613	1,546

Total Fixed Charges	$177,001	$192,803	$150,517	$187,153	$172,796	$130,646	$135,088

Income (loss) before income taxes plus fixed charges	$403,365	$421,161	$204,683	$300,551	$307,338	$241,510	$(58,045)
ADD: Amortization of capitalized interest	20,847	31,332	34,301	30,556	28,502	21,291	18,911
LESS: Capitalized interest	(60,700)	(56,100)	(23,300)	(27,297)	(13,897)	(11,306)	(4,250)

Earnings (As defined)	$363,512	$396,393	$215,684	$303,810	$321,943	$251,495	($43,384)

Total Fixed Charges	$177,001	$192,803	$150,517	$187,153	$172,796	$130,646	$135,088

Ratio of Earnings to Fixed Charges	2.05	2.06	1.43	1.62	1.86	1.93	—

Deficiency in Earnings Required to Cover Fixed Charges	—	—	—	—	—	—	$178,472

(a)
We believe 33% is a reasonable approximation of an appropriate interest factor for operating leases.